ChinaNet Online Holdings, Inc.
No.3 Min Zhuang Road, Building 6,
Yu Quan Hui Gu Tuspark, Haidian District, Beijing, PRC

January 9, 2012

VIA EDGAR

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ChinaNet Online Holdings, Inc. Amendment No. 1 to Schedule TO filed December 7, 2011 Schedule TO filed December 1, 2011 File No. 005-84911

Dear Ms. Kim,

ChinaNet Online Holdings, Inc. (“We” or the “Company”) is hereby providing responses to comments issued by the Commission’s staff (the “Staff”) on December 12, 2011 (the “Staff’s Letter”) regarding the Company’s Schedule TO, as amended, initially filed on December 1, 2011  (the “Schedule TO”).  In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Offer Letter

General

1.
We note that the press release dated December 1, 2011 was not filed until December 7, 2011. Please ensure that all written communications are filed as soon as practicable on the date of the communication. Refer to Rule 13e-4(c)(1).

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and will ensure in the future that all written communications are filed as soon as practicable on the date of the communication in accordance with Rule 13e-4(c)(1).

2.
Please revise to clarify that you are conducting two tender offers since you appear to have two classes of warrants. Please revise to state the aggregate number of shares of common stock that are being offered to holders of Series A-1 Warrants and the aggregate number of shares of common stock that are being offered to holders of Series A-2 Warrants.

COMPANY RESPONSE: We acknowledge the Staff’s comment.  However, in light of the fact that both classes of warrants were issued on August 21, 2009 to the same investors (i.e., each holder of a Series A-1 Warrant was also issued a corresponding Series A-2 Warrant on the same date), we believe the existing disclosure describing each class of warrant and the terms and conditions of the offer is sufficient for a warrant holder to make an informed investment decision with respect to tendering each class of warrant pursuant to the offer and, accordingly, no revisions to the Offer Letter are necessary in this regard.  In addition, please note that the aggregate number of shares of common stock that are being offered to holders of Series A-1 Warrants and the aggregate number of shares of common stock that are being offered to holders of Series A-2 Warrants are separately disclosed on page 5 of the Offer Letter in the “Summary” section.

3.
You incorporate your financial statements by reference, but you do not include in the offering document the summarized financial information specified in Item 1010(c) of Regulation M-A, as required by Instruction 6 to Item 10 of Schedule TO. Refer also to Question 7 in Section H. of the Third Supplement of the Manual of Publicly Available Telephone Interpretations (July 2001). Please revise your offering document to include the summarized financial information.

COMPANY RESPONSE:  We acknowledge that the Offer Letter does not include the summarized financial information specified in Item 1010(c) of Regulation M-A, as required by Instruction 6 to Item 10 of Schedule TO and further clarified by Question 7 in Section H. of the Third Supplement of the Manual of Publicly Available Telephone Interpretations (July 2001). Notwithstanding this requirement, we do not believe the summarized financial information is material to the Company’s warrant holders for the following reasons:  First, each of the approximately forty warrant holders entitled to participate in the tender offer is an original investor from the Company’s private placement consummated on August 21, 2009,  is accredited and/or sophisticated and very familiar with the Company’s business and financial condition as each such investor has held the Company’s securities for a period in excess of two years.  Further, the summarized financial information is easily ascertainable from the financial statements which each investor had access to and which were incorporated by reference into the Schedule TO.  Accordingly, we do not believe the summarized financial information required to be included in the Offer Letter would be material to a warrant holder in light of each holder’s level of sophistication, the length of time the securities have been held and the access to the Company’s publicly available financial statements.

In light of the expiration of the offer period on December 30, 2011, the Company intends to proceed to close the offering in normal course.  In addition, given this timing and in view of the reasons set forth above, we do not believe the investors would receive any additional material protections from making the revised disclosures as requested by the Staff.

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

You may contact our legal counsel, Tahra Wright of Loeb & Loeb LLP, at (212) 407-4122, or David Levine of Loeb & Loeb LLP, at (212) 407-4923, if you have any questions.

Sincerely, ChinaNet Online Holdings, Inc.

By:	/s/ Handong Cheng
Name: Handong Cheng Title: Chief Executive Officer

cc: Mitchell S. Nussbaum